Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of presentation to be made to the Institutional Investor

December 13, 2022, Mumbai: Pursuant to SEBI LODR Regulations, please find reproduced herein below the presentation to be made to BlackRock ESG - Institutional Investor by Tata Motors Limited (“the Company”) and Jaguar Land Rover Automotive Plc, a Wholly Owned and Material Subsidiary of the Company.

The same is also being made available on the Company’s website www.tatamotors.com.

This is for the information of the exchange and the members.

TATA MOTORS Connecting Aspirations Tata Motors Limited ESG at Tata Motors Dec 2022

TATA MOTORS Connecting Aspirations Sustainability Governance Sustainability now cuts across functions and is strategically aligned around key themes TML Board Safety Health & Sustainability Committee of the Board (Minutes tabled and approved by the TML board) Ex-Com Chief Sustainability Officer Jyotindran Sastabhavan Kutty Corporate Sustainability Team Sustainability Strategy Target, Reporting & Governance Workstream PMO Corporate Sustainability Leads Sustainability Themes/Areas Environmental Social Governance Functional Sustainability leads Strategy Plant Operations P&SQ Sales ERC Central sustainability team Other functions Copyright, Confidential, Tata Motors Limited

TATA MOTORS Connecting Aspirations Our Ambition Sustainability themes are being driven under three key Ambitions DRIVING NET ZERO PIONEERING CIRCULAR ECONOMIES PRESERVING NATURE AND BIODIVERSITY Net Zero by 2045 PV by 2040 CV by 2045 RE 100 by 2030 Committed to SBTi Adopting Circular Economy principles Material Circularity ZWTL Net Water Positive Mobility as a Service Towards Net Positive Impact Investing in Nature Based Solutions Copyright, Confidential, Tata Motors Limited

TATA MOTORS Connecting Aspirations Driving Net Zero Ambition anchored in Science Tata Motors Ltd. is committed to set Science Based Targets for its GHG  emissions About Us Business Ambition for 1.5◦C Ne How it works Set a target Companies taking action Sector g Target dashboard CLEAR FILTERS Tata FILTERS DOWNLOAD XLS Committed Long term Net-zero Location Region Organization type Automobiles and Co 2022 TARGETS COMPANY/FINANCIAL INSTITUTION NEAR TERM LONG TERM NET-ZERO ORGANIZATION TYPE Tata Motors Limited India, Asia COMMITTED COMPANY VIEW LESS Date published/updated 2022 Target summary Near term: Committed Sector Automobiles and Components Showing 1-1 of 1 per page 10 Tata Motors Ltd. is committed to source 100% of its electricity needs through Renewable Sources by 2030 RE100 Members Over 370 RE100 Companies have made a commitment to go ‘100% renewable’. Members Showing1 to 1 of 1 members Reset filters Membership joining year Target year industry tata motors Name Joining year Target year Industry TATA MOTORS Tata Motors Limited 2016 2030 Manufacturing

TATA MOTORS Connecting Aspirations Driving Net Zero Strategic Levers to meet our ambition CV Business Products: Transition fuels (CNG, LNG, Biodiesel etc.) Battery Electric Vehicles in SCV, LCV, Intra-City Buses and specific sub-segments of M&HCV Hydrogen Fuel Cell and Hydrogen based IC Engine technology for M&HCV and Inter-City Buses PV Business Products: Transition fuels (CNG) Battery Electric Vehicles transition of our full portfolio. Operations: All manufacturing sites transition to RE-100 by 2030 Value Chain: Alignment of ambition and targets with both upstream and downstream value chain partners Copyright, Confidential, Tata Motors Limited

Driving Net Zero

TATA MOTORS
Connecting Aspirations

Products


ELECTRIC BUS

Incorporated 'TML Smart City Mobility Solutions Ltd' for undertaking urban mass mobility business



MOU with Lithium Urban Technologies for 5000 EV;s, BluSmart Electric Mobility for 10,000 XPRES T EVs



Extended portfolio with Nexon XM + (S) and Nexon EV Prime


ACE EV

Enabling a Greener Last Mile transport solution with the unveiling of Ace EV with an order bank of 39,000 vehicles on the day of launch



Lowering the entry barrier for EVs in India with the launch of Tiago EV at an introductory price of ₹ 8.49 L



Showcased its Electric SUV Concept – CURVV#DifferentByDesign



Unveiled AVINYA Concept –pure EV, based on GEN 3 architecture

© Copyright, Confidential, Tata Motors Limited

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TATA MOTORS Connecting Aspirations Driving Net Zero Operations CV Pune PV Pune 4 MWp Roof Top Solar installation started which will take the total Roof Top Solar installed Capacity to 9 MWp 7 MWp Roof Top Solar installation started which will take the total Roof Top Solar installed Capacity to 17 MWp which will be India’s largest onsite solar installation. Tata Motors and Tata Power have entered into a Power Purchase Agreement (PPA) for a 7 MW captive solar power project at its Pantnagar plant in Uttarakhand CV Jamshedpur Tata Motors and Tata Power have signed off a Power Purchase Agreement (PPA) to develop a 7.25 MWp Onsite Solar project at Tata Motors’ Jamshedpur commercial vehicle manufacturing facility. With this project, the onsite solar plant capacity of Tata Motors’ Jamshedpur facility will reach 14 MWp. c Copyright, Confidential, Tata Motors Limited

Sustainable Operations Acting responsibly to benefit communities and society FY 22: Key highlights and trends GHG Emissions Renewable Energy tCO2e avoided through Energy Conservation ✓ 19.4 % of total power sourced from RE %RE of total power consumed 26,526 22,352 9,964 ✓ ~9964 tCO2e avoided through energy conservation 2019-20 2020-21 2021-22 Hazardous Waste Specific HW waste disposed (kg/Veh) 10.3 8.8 8.3 ✓ Going forward, Plants are moving to achieve ‘Zero Waste to Landfill’ – diverting wastes through circular routes 21.6 20 19.4 2019-20 2020-21 2021-22 Supply Chain ✓ 32 Workshops and 388 supplier assessments through Sustainable Supply Chain Initiative since 2016 Supplier assessments 125 30 (virtual) 108 (virtual) 2019-20 2020-21 2021-22 Water Conservation % freshwater offset 16.4 29 19 ✓ Recycled & harvested rain water contributed to 19 % of total water consumed 2019-20 2020-21 2021-22

Driving Net Zero

Phased Transition across our Value Chain

TATA MOTORS
Connecting Aspirations

AIKYAM

Tata Motors launched 'AIKYAM', a platform for collaboration, innovation, knowledge sharing and co-creating the Supply Chain Sustainability roadmap aligning to our Net Zero, Circular Economy and Net Zero ambitions.

Environment | Social | Governance

Phase I

- Co-design metric on **GHG, Water & Waste**
- **Baseline** of activities & validation
- **IT enablement** for seamless data sharing
- Engage on Safety with Tier I, handholding for Tier II
- Learn & entrench Tata Motor's **Circular Economy framework**

Phase II

- Expand Environment coverage to **all Tier I suppliers**
- Expansion of scope to Social and Governance elements of Sustainability to Tier 1s
- Tier 1s to expand agenda to their Tier 1s (TML's Tier 2). Special focus on **Safety**
- **Biodiversity** baseline assessment for Tier 1s
- Co-create **Circular economy framework for supplier partners -** Design for Circular Economy/ Use of recycled components/ Component at a service

Phase III

- Expand Environment coverage to **all Tier II suppliers**
- Metric/ baseline /Data sharing
- **Expand Social and Governance** coverage to Pilot Tier 2 Supplier partners. Tier 1 Partners to lead.
- Special focus on Safety for Tier 3, led by Tier 2 - Standards/ Workshops/ / Awareness
- Extend **Circularity framework to Tier 2**
- Biodiversity baseline assessment for Tier 2s

© Copyright, Confidential, Tata Motors Limited

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Pioneering Circular Economy Framework based approach for holistic transition END OF LIFE RVSF EXTENDED USE TATA MOTORS prolife TML Circularity Framework DESIGN IDIS IMDS OPERATIONS Towards ZWTL Towards Water Positivity USE PHASE MaaS , CaaS

Preserving Nature and Biodiversity Going beyond Planting Trees In FY22 Tata Motors has now planted ~ 1 million saplings across the country as a part of customer touch point initiative. Our Biodiversity and Nature strategy aspires to go beyond, guided by science and leveraging Nature based Solutions to deliver Biodiversity and Community co-benefits. Tata Motors Operations sites are already a host to a variety of flora and fauna

Safety in operations h1 fy23 update tata motors connecting aspirations  TRCFR lower the better (total recordable case frequency rate 31% improvement 11.4 1.39 0.97 0.67 1 0.5 0 fy21 fy22 fy23 h1 150 psi (protective safety index) Higher the Better 100 97.3 68.579 70 50 0 fy20 fy21 fy22 fy23 h1 Ltifr (lost time injury frequency rate) lower the better 0.4  0.26 0.23 0.14 0.2 0fy21 fy22 fy23 h1 TRCFR/LTIFR No. of TRC/LTI Incidents x 1000000 Total man-hours worked LTI- Lost time injury RWC - Restricted work case FAC- First aid case MTC- Medical treatment case FAT- Fatality Benchmark LTIFR/ TRCFR Tata Steel 0.59 Tata Chemicals 0.87 (Workers) Honda (Japan) 0.14 GM Global 2.28 (Employees) ; 0.33 (Contractors) JLR 0.10 HUL TRCFR 0.31 Sandvik Group LTIFR 1.5; TRCFR 3.5 source: Company websites and annual reports *Proactive Safety Index: A Combination of Leading Indicators (67%) and Lagging Indicators (33%).Fatality free 1 year completed. Injury rates decreasing as a result of implementation of “Zero Incident Plan” c Copyright, Confidential, Tata Motors Limited

CSR highlights Tata motors connecting aspirations preventive and curative care health awareness addressing malnutrition co-curricular activities scholarships school infra improvement special coaching- secondary classes coaching for JEE/ NEET aspirants Aarogya health vidyadhanam education  thrust areas and project areas Auto & technical trades non-auto training agri &allied training tree plantaion environment awareness among children kaushalya employability vosundhara environment 791,298 lives touched 477,563 health [aarogya] 23.7 crore tata motors csr spend 100,505 education [vidhyadhanam] States 26 union8 national reach 45,234 employability[kaushalya] presence in 94aspirational districts 70,394 environment Vasundhara 28,558 vounteering hours 17,501 rural development 1.9 lakh tress planted 80,101 covid response csr reach 2021-22 key csr highlights  Being a responsible corporate citizen driving inclusive growth, social equity, sustainable development and nation-building c Copyright, Confidential, Tata Motors Limited

Tata Group Synergy

Leveraging the TATA UniEVerse

TATA MOTORS
Connecting Aspirations

TATA UniEVerse

TATA POWER

- India's leading player in the EV charging space
- Home charging installation support in all cities to support Tata Motors EV customers
- ~ 2000 public chargers established, providing charging solutions based on solar power

TATA CHEMICALS LIMITED

- Cell development and local manufacturing
- Technical partner for evaluating establishment of Lithium-ion cell manufacturing plan
- Operation for pilot plant for Li-ion battery recycling



1
2
3
4
5
6
TATA
Tata Group firms being leveraged for EV business

TATA MOTOR FINANCE

- Structured solutions for fleet buyers to drive EV adoption including subscription and leasing
- Support in designing innovative financing solutions at attractive pricing by incorporating residual value financing

TATA CONSULTANCY SERVICES
TATA ELXSI

- Partners for driving advanced research and product design especially with respect to ADAS systems and connected car tech
- EVs are expected to get more sophisticated in future, requiring dedicated design teams

TATA AUTOCOMP SYSTEMS

- Collaborated and completed localising EV powertrain components in-line with phased manufacturing plan
- In addition, all our models have also qualified for 50% domestic value addition requirement specified by the government in order to avail incentives going forward
- Operation of battery assembly plant for Nexon & Tigor

TATA DIGITAL

- Tata Digital as partner for building integrated digital platform across Tata companies to drive user experience and enable cross-selling of Tata Motors EV products

Through Tata UniEVerse, we have synchronized efforts to develop a holistic e-mobility ecosystem to accelerate the adoption of EVs in India. Powered by Tata UniEVerse, consumers have access to a suite of e-mobility offerings including charging solutions, innovative retail experiences and easy financing options.

© Copyright, Confidential, Tata Motors Limited

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ESG Scores Improving ESG scores as a testament to our efforts Tata motors connecting aspirations tata motor limited automobiles s&p global esg score 2022 64/100 As of November 11th, 2022 scores are industry specific. Learn more at spglobal.com/esg/scores S&p global sustainable1 A significant jump of over 18% from our fy21 score The improved scores are a reflection of the clear ambition and commitment shown by the leadership including translating into strategic actions and tactical delivery across the Business c Copyright, Confidential, Tata Motors Limited

tata motors connecting aspirations thank you ir_tml@tatamotors.com

JAGUAR LAND ROVER SUSTAINABILITY MEETING WITH BLACKROCK 13th DECEMBER 2022 ROSSSELLA CARDONE Director, Group Sustainability

JLR sustainability Agenda tipices JLR Sustainability strategy and journey overview  Deep dive planet regenerate Deep dive Responsible Business jaguar land rover 2

OUR VISION AND SUSTAINABILITY STRATEGY JAGUAR LAND ROVER  JAGUAR LAND ROVER REIMAGINE A sustainability-rich reimagination of modern Luxury, unique customer experiences, and positive societal impact Thierry Bollore CHIEF EXECUTIVE OFFICER- JAGUAR LAND ROVER (February 2021)

SUSTAINABILITY

Purpose, vision and Refocus transformation

WHY — **LIVE THE EXCEPTIONAL WITH SOUL** — PURPOSE

WHAT — **PROUD CREATORS OF MODERN LUXURY**

Become the creator of the world's most desirable, luxury vehicles for the most discerning of customers

VISION

JAGUAR
Deliver new BEV portfolio in Modern Luxury from 2025

RANGE ROVER, DEFENDER, DISCOVERY
Deliver Land Rover portfolio in Modern Luxury. Explore additional opportunities for growth.

SERVICES, TECHNOLOGY, LEADERSHIP
Data, Powertrain, Battery, Software, Connectivity, Autonomous drive embedded in vehicle programmes

REIMAGINE

1 **QUALITY**
Be the benchmark for customer satisfaction across our product and service experience.

2 **PROGRAMME DELIVERY & PERFORMANCE**
Deliver new models in less than 3 years through agile.

3 **DELIVERED COST PER CAR**
Reach benchmark levels in manufacturing and material costs by 2025.

4 **END-TO-END SUPPLY CHAIN**
Create end-to-end supply chain at benchmark level by 2023.

5 **CUSTOMER & MARKET PERFORMANCE**
Customer journey, customer data owned by JLR; Service offer 15% of revenue by 2030.

6 **CHINA**
Strengthen China as a lead engine.

7	AGILE ORGANISATION & CULTURE	Move towards Tech Company way of working , enhancing most important assets (employees, partners, brands)
8	DIGITAL	Power JLR's digital transformation to create a digital business by 2025
9	RESPONSIBLE SPEND	Eliminate all waste from JLR, de-layer for higher empowerment and simplification
10	SUSTAINABILITY	Net Zero CO2 by 2039

REFOCUS — TRANSFORMATION

FINANCIAL PERFORMANCE
Deliver double digit EBIT % (2026+), zero net debt in FY24, net-cash from FY25

HOW — **THE CREATORS' CODE** — BEHAVIOURS

CUSTOMER LOVE, UNITY, INTEGRITY, GROWTH, IMPACT

JAGUAR LAND ROVER 4

SUSTAINABILITY WHAT IT MEANS FOR JAGUAR LAND ROVER PLANET REGENERATE Transforming our business across the full value chain for net-zero, circular economy and biodiversity ENGAGE FOR GOOD Acting as a Global Corporate Citizen to take care of the communities and environments we operate in and make a positive, lasting impact for the world RESPONSIBLE BUSINESS Proactively minimising risks embedded in our business beyond legal compliance, transparently reporting performance, openly aligning with policy

SUSTAINABILITY

Sustainability Journey at Jaguar Land Rover

Before-Reimagine
Done / Ongoing
Planned

Strategy & Organization

Reimagine Strategy
- Net zero business by 2039 and
- Zero-tailpipe by 2036
- Jaguar all electric from 2025
- First all-electric Land Rover by 2024

Sustainability Office
Appointment of Rossella Cardone
Sustainability Director

Strategy & Sustainability Function
Appointment of Francois Dossa
S&S Executive Director

Sustainability Strategy
- Sustainability Office setup
- 3 Focus Area and
- Board Oversight approved

Climate Strategy & Targets
Approved strategy and targets
- Bonus incentives FY23
- L1 Scorecard

Sustainability Refocus
Sustainability operational governance through REFOCUS

Circular Economy Strategy
Approved strategy

Engage for Good Strategy
Approved strategy

Biodiversity Strategy
Approved strategy

Planet Regenerate

Pre-2020 Environmental achievements
- CO2e reduction per vehicle by 50.7% vs 2007
- Water consumption per vehicle reduction by 18% vs 2007
- Zero tailpipe CO2 all-electric Jaguar I-PACE launched and wins historic World Car Awards treble

InMotion Ventures
investments in circular economy (battery recycling)

JLR SBTi 2030
46% CO2 reduction from JLR's own activities

54% average CO2 reduction per vehicle from JLR's value chain

60% CO2 reduction during vehicle use phase

Global JLR supply chain ask for SBTi
>5000 suppliers involved and monitored

Planet Regenerate transformation projects for SBTi & Circular Economy
CO2e Target cascaded per Architecture MLA, EMA, JAG and product/commodities decision making

Education: Immersion Sessions for decision makers and eLearning for employees

Digital Data Platform for automation, control and predictions in Sustainability

Energy consumption saving projects and alternative sources

Circular Economy trials, partnerships and projects

2020 | 2021 | 2022 | 2023 and beyond

Responsible Business Engage for Good

COVID emergency response

Partnerships (Red Cross, Tusk, others)

Brazil, China, Slovakia communities support

Diversity & Inclusion
Five Year Plan (2021-2026)

JLR Responsible Business for ESG
Structured ESG with critical areas, KPIs, reporting

L1 Sustainability Risk agreed by Audit Committee and reported to the Risk Committee

JLR AR FY22
Sustainability reporting published

JLR Supplier Web Guide 2022
New requirements on Environment, Human Rights, H&S, Business Ethics

TCFD at JLR
Climate risk scenario analysis and risk disclosure

Materiality Assessment
Identify material topics from our stakeholders

ESG systematic framework and JLR Annual Report FY23
Mature sustainability / ESG approach and reporting

Comprehensive communication

JAGUAR LAND ROVER 6

SUSTAINABILITY

JLR ESG goals, performance and alignment with TATA targets

ESG area	Topic	Metric	JLR target	TATA Group target
Environment	Climate Change	% reduction of absolute CO_2e from our manufacturing and operations (SBTi Scope 1&2) from FY2020 baseline	46% reduction by 2030 (SBTi 1.5C scenario)	All TATA companies are expected to have approved SBTi 2030 25% S1&2 reduction by 2030
		% reduction of CO_2e per vehicle from our Supply Chain (SBTi Scope 3 Upstream) and Use phase (Scope 3 Downstream) from FY2020 baseline	54% reduction by 2030 (SBTi Well-below 2C scenario)	
	Circular Economy	Year to achieve double the content of renewable or recycled resources in products from 2020 baseline	**Circular Economy and Biodiversity strategy planned within 2023**	2025
		Year to replenish freshwater used across group operations		2030
		Year to achieve zero-waste to landfill (excluding hazardous materials)		2030
	Nature & biodiversity	Year for action plans for net positive impact to be implemented across group		2024
Social	Diversity & Inclusion	Globally, % of all senior leadership positions held by females – we will aim to at least mirror this representation at all levels of our business.	30% by 2026	No specified expectation on TATA companies
		In the UK, % of all senior leadership positions held by those from Black, Asian, and minority ethnic backgrounds - we will aim to at least mirror this representation at all levels of our business.	15% by 2026	
		% score in our Inclusion Index, measuring the percentage of people who would recommend Jaguar Land Rover as an inclusive employer.	80% by 2026	
	Volunteering	Volunteering hours granted per capita (Target to be revised in '23)	16 hours offered to employees yearly	Aver. 4 hours/year per employee
Governance	Board oversight	Number of board sustainability meetings per year	4 (recently agreed)	1
	ESG reporting	Reports produced to global frameworks	1	

JAGUAR LAND ROVER 7

SUSTAINABILITY

Sustainability setup at JLR



Exec. Director Strategy & Sustainability
François Dossa



Director, Head of Sustainability Office
Rossella Cardone

PLC Board

Board oversight on Sustainability

Sustainability Office

- Sustainability Strategy, Reporting and Governance
- Sustainability Operations Mngt
- Sustainability External Stakeholders Engagement
- Sustainability Climate LCA and Circularity methodology
- Sustainability Architecture
- Circular Economy program

Pillar 10 REGENERATE Workstreams

REFOCUS

1. Electrification / Battery Strat.
2. Eco-design & Sustainable Product
3. Zero Impact Manuf. & Ops
4. Responsible Supply Chain
5. Customers & New Business Models
6. Environment in Decision Making
7. Cultural Shift Towards Sustainability
8. Digital for Sustainability

Delivering Sustainability commitments

- Scopes 1 & 2
- Scope 3 purchased goods & services
- Scope 3 use of sold products
- Circular Economy and Biodiversity
- Responsible Business, Engage for Good, other areas as evolving

Sustainability in functions*

- *Strategy*
- *Design*
- *Purchasing / SC*
- *Product Engineering*
- *Vehicle Programs*
- *Manufacturing*
- *Commercial*
- *HR*
- *Compliance, Ethics & Risk*
- *Finance*
- *Property*
- *Communication*

*Not exhaustive

From PCDS / Product Development to Use Phase, End-of-Life Vehicle and Disposal

Sustainability strategy, attributes, targets, performances, risk management, compliance and governance, visibility activations, partnerships

JAGUAR LAND ROVER 8

JAGUAR LAND ROVER PLANET REGENERATE Transforming our business across the full value chain to support our journey to carbon net zero by 2039,circular economy and biodiversity9

PLANET REGENERATE Planet Regenerate strategy PLANET REGENERATE CIRCULAR ECONOMY CIRCULAR ECONOMY BIODIVERSITY JLR’s value chain impact approach Circular economy encapsulates JLR’s approach to environmental sustainability. From design, manufacturing and the use phase through reuse, recycling, reselling and end of life, JLR continuously strives to minimize the negative impacts of its own operations, as well as to improve the environmental performance of its products through electrification JLR’s climate targets are in line with the UN climate agenda to reach a 1.5°C trajectory JLR’s impact Direct control (S1&2) Industry impact Indirect control (S3) Circular Impact Drive and enable VEHICLES DESIGN & ENGINEERING SUPPLY CHAIN OWN OPERATIONS RETAILERS & PRODUCTS IN USE END OF LIFE MANAGEMENT JAGUAR LAND ROVER10

PLANET REGENERATE

Planet Regenerate: Ambitions and targets

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

SBTI TARGETS BY **2030**

TARGETS MADE PUBLIC

1.5C scenario

SCOPE 1 & 2 TARGET

46%
REDUCTION CO_2e EMISSIONS ABSOLUTE VALUE FROM JLR'S OWN ACTIVITIES (BASELINE FY20)

VEHICLE MANUFACTURE, LOGISTICS (JLR 1% OF TOTAL CO_2e)

Well below 2C scenario

SCOPE 3 TARGET

54%
AVERAGE REDUCTION CO_2e INTENSITY PER VEHICLE FROM JLR'S VALUE CHAIN (BASELINE FY20)

TAILPIPE, FUEL PRODUCTION, ELECTRICITY GENERATION (JLR 74.6% OF TOTAL CO_2e)

USE PHASE OF PRODUCTS

PURCHASED GOODS AND SERVICES

EXTRACTION, MATERIAL PRODUCTION, COMPONENT MANUFACTURE (JLR 19.2% OF TOTAL CO_2e)

Product milestones

- 2024 — First all-electric Land Rover
- 2025 — Jaguar pure-electric
- 2030 — All JLR nameplates available in BEV
- 2036 — ZERO TAILPIPE
- 2039 — NET ZERO

NET ZERO BY **2039**

A SUSTAINABILITY RICH REIMAGINATION OF MODERN LUXURY, UNIQUE CUSTOMER EXPERIENCES, AND POSITIVE SOCIETAL IMPACT. OUR AIM IS TO ACHIEVE NET ZERO CARBON EMISSIONS ACROSS OUR SUPPLY CHAIN, PRODUCTS AND OPERATIONS BY 2039

JAGUAR LAND ROVER 11

PLANET REGENERATE Destination 2039 and our SBTi CO2e reduction targets 2030 Scope 1 & 2 roadmap 2030 Energy Consumption efficiency Renewable use Water collected and recycled Suppliers net-zero and SBTi 2030 Recycled materials Circular Economy Design-to-EOL Circular Economy partners ecosystem EVs roadmap & market adoption Sustainability for brand, info and new services to customers Circular Economy business models Our Own Operations Purchased Goods & Services Use of Sold Products JAGUAR LAND ROVER12

PLANET REGENERATE Driving sustainability transformation through refocus pillar 10 10 REFOCUS Pillar 10 : REGENERATE 10.1 Electrification / Battery Strategy10.2 Eco-design & Sustainable Product 10.3 Zero Impact Manufacturing & Ops 10.4 Responsible Supply Chain 10.5 Customers & New Business Models Accelerate BEV roll-out and build an EV sustainable ecosystem Create new sustainable luxury standard leveraging design and engineering innovation Transform operations to minimize impact and lead circular car industry transformation Collaborate with business partners to build a sustainable and zero carbon supply chain Support customers and network in their sustainability journey 10.6 Environment in Decision Making 10 Enable environmental impact to be at the heart of all decision making 10.7 Cultural shift towards sustainability “Mindset shift” and training programs to transform JLR into a sustainable by design organisation 10.8 Digital for Sustainability Digital data-driven sustainable transformation through automation, control, simulation and predictions for sustainability decision making Sustainability Office Lead the organization towards a north star with cross-functional projects and metrics JAGUAR LAND ROVER13

PLANET REGENERATE Circular Economy Program: Achievements to-date Resource efficiency and regenerative content Increase longevity of our products Use phase business models Achieved 7% average recycled polymer content Performance achieved in 2022 Closed loop aluminium REALCAR and REALITY projects for segregated aluminum from production in to closed loop recycling with supplier Closed loop approach for materials Program for polymers, glass, rubber, batteries, etc. Engines and batteries for 2nd life application Repurposed batteries and engines generate value in a secondary application (wrt initiative with Pramac) Shared ownership and subscription models New models through JLR schemes Pivotal and ‘The Out’ We have developed experience and projects per commodity across the circular economy “material and value” flow A systematic strategy aligned to TATA Project Alingana targets Zero-waste to landfill, and renewable / recycled resources Value generation through reuse/recycle across the vehicle life-cycle Partners ecosystem for resilient supply chain in decarbonized and low prime content materials JAGUAR LAND ROVER14

JLR ENGAGE How we are driving the mindset shift INTRODUCTION TO SUSTAINABILITY INTRODUCTION TO SUSTAINABILITY (video) NET ZERO MODULE (eLearning) 4956 completed to date follow up in Team Talk and system generated reminders into individuals emails from next week Ambition: 100% employees Ensuring Sustainability is Embedded  in our DNA Refocus: Our Great Expectations For Sustainability At JUR Francois Dossa Executive Director Strategy & Sustainability meets with our Sustainbility Director Rossella Cardone to discuss their vision, priorities and high expectations for our sustainability transformation at Jaguar Land Rower. SUSTAINABILITY TRAINING HUB +1300visitors to page to-date Continue to evolve and refresh content IMMERSION SESSIONS Series of Sustainability sessions to present the detailed transformation steps and expectations per each functional areas Engineering, Design, Vehicle Programs, Supply Chain/Procurement, Manufacturing, Commercial are involved Ambition: 100% leaders Waste & Recycling Awareness and change behaviour about recycling and waste segregation Diet & Nutrition Focus on nutrition and subsidising healthy/sustainable food choices in JLR outlets Energy Usage Encouraging employees to adopt energy saving practices in JLR premises SUSTAINABILITY TEN MINUTE TALKS +1250views to date post event Continue to drive adoption through Team Talk and other comms channels. Add direct links from Sustainability Training Hub JAGUAR LAND ROVER

JAGUAR LAND ROVER RESPONSIBLE BUSINESS Proactively minimising risks embedded in our business beyond legal compliance, transparently reporting performance, openly aligning with policy

RESPOSIBLE BUSINESS Responsible Business at JLR AREAS OF FOCUS ESG Reporting Anti-corruption Respect for human rights Health, safety and well-being information security Privacy protection Responsible management of suppliers Diversity and inclusion DIVERSITY + INCLUSION JAGUAR LAND ROVER

Responsible Business Doing business the right way Doing Business Right TATA JAGUAR LAND ROVER The JLR Code of Conduct is based on the Tata Code of Conduct. It articulates the standards of behaviour expected of JLR personnel and is applicable to all personnel working for and on behalf of JLR globally All JLR direct employees are required to sign up to the Code on joining the business The JLR Annual Compliance Declaration process requires all JLR salaried staff globally and selected other personnel to confirm that they are aware of the Code and acknowledge that they are bound by it For the January 2022 declaration process, 100% of this population of 16,069 people have completed their declaration If JLR Personnel identify any potential violations of the Code, or applicable laws, regulations or policies, they are encouraged to report this to JLR management directly or through our externally run “Speak Up” confidential reporting facility The status of Jaguar Land Rover’s Compliance and Ethics programmes is overseen by the Audit Committee and Compliance Committee of Jaguar Land Rover Automotive plc Code of Conduct | JLR Corporate Website (jaguarlandrover.com) CODE OF CONDUCT JAGUAR LAND ROVER

Code of Conduct & Supporting Policies The CoC requirements are further supported by Corporate Policies on topics that include, but are not limited to ENVIRONMENTAL & SOCIETY POLICY 2021 HUMAN RIGHTS POLICY GIFTS & HOSPITALITY POLICY Download ANTI-BRIBERY & CORRUPTION POLICY JLR SLAVERY & HUMAN TRAFFICKING STATEMENT 2022 Download Download Training Reporting Concerns Governance & Oversight PUBLIC STATEMENTS In pursuance of its legal obligations Jaguar Land Rover may be required to publish statements and reports on selected topics, including a Slavery and Human Trafficking Statement and a Gender Pay Gap Report. Such documents can be found below JLR SLAVERY & HUMAN TRAFFICKING STATEMENT 2022 DOWNLOAD GENDER PAY GAP REPORT 2021 DOWNLOAD

Diversity and inclusion our Aspiration We are committee to fostering a more diverse,inclusive and unified culture that is representative od our customers and thes ociety in which we live; a OUR STRATECVPILLARS We have identified three strategic pillars to achive our goal,which will shaspe our global G&I activity over the next five years.howthey are implemented SHAP ACURTURE OF UNITY ,BELONGING INCLUSION & RESPET Eucate,communicate and measure inclusive behaviours regulary and systematically, improving The employee experience all IMPLEMENT PROGRESSIVE POLICIES PRACTICES, BENEFITS & SUPPORT Remov barriers, enable inclusion and realise equity ENGAME OUR EMPLOYEES & EXPERTS TO ACCELERATE PROGRESS Collaborate with our real, positive change OUR TARGETS By 2026 we aim to have : Globally, at least 30% of all  senior lead ership positions held by females-we will aim to at least mirror this representation at all levels of our business. In the UK all least 15% of all senior leadership positions held by those from Blank, Asian, and minority ethnic background- we will aim to at least mirror this represntations at all levels of our business. Our Inclusions Index measures the percentage of people who would recommend Jaguar Land Rover as aninclusive employer.we are aiming for a score of>80%

Responsible Supply Chain Management The Jaguar Land Rover Supplier Sustainability Web Guide outlines our expectations and requirements to suppliers, in line with the Automotive Industry Guiding Principles to enhance sustainability performance in the supply chain, covering the following topics: Business Ethics Environment Human Rights and Working Conditions Health and Safety Responsible Supply Chain Management Broad assessment across Tier 1 suppliers Approach Tier 1s self-assessments through sustainability questionnaires (e.g. Drive Sustainability SAQ) Managing banned/restricted substances (such as conflict minerals) by gathering full material disclosure through IMDS Developing traceability capability, trialled blockchain tech on leather supply chain Use of recognised schemes such as CDP, SBTi, RMI Conflict Mineral Reporting template (CMRT), ISO Standard 14001, OECD Due Diligence Guidance, etc. Social audits based on SA8000 standard on high risk suppliers TIER 1 TIER 1 TIER 1 TIER 1 + + + TIER 2 TIER 3 +++ Deep dive into high risk or high impact areas

RESPOSIBLE BUSINESS ESG Supply Chain Management of our Tier 1 suppliers NQC Questionnaires Completion Status:80% target set for suppliers completion to SAQ and JLR Specific questionnaire (JLR S) Current status is 40% for suppliers completion to JLR S. 64% is current status for suppliers completion to SAQ 4.0. CDP Supplier Averaged Response Rate Across Engaged Questionnaires: SBTi Status Across Top Suppliers: Target current 65% 16% Have approved environmental targets (either short term, long term or net-zero) N/A 19% are in the process of getting their environment targets approved by SBTi 15% 65% Do not have environmental targets approved by SBTi JAGUAR LAND ROVER Supplier Social Audits: Adult Scope Covered 2022/23 2021 2020/21 0 2 4 6 8 10 12 14 16 Number of Social Audits

RESPONSIBLE BUSINESS

ZERO HARM

Our Safety Journey

Based around **3 Pillars**


ZERO HARM - Our Safety Journey
SAFE PLACE
SAFE SYSTEMS
SAFE PEOPLE
COMPETENCE, CONTROL, COMMUNICATIONS, COOPERATION


ZERO HARM - Our Safety Journey

Underpinned by **10 Principles**

1. Safe facilities & equipment
2. Induction & familiarisation
3. Contractors & agency workers
4. Process & safe systems of work
5. Managing change
6. Supervision & monitoring
7. Competence & training
8. Suitable & sufficient risk assessment
9. Auditing & process confirmation
10. Communication & instructions

Safety performance **FY22**

42,193 hours of Health & Safety training	0 Fatalities
595 total recordable cases	1.95 TRCFR*
7 LTIs	0.02 LTIFR*

*per 200,000 hours

- JLR certified to the externally accredited International Standard IS045001 at all UK locations and CJLR (China). In progress at Nitra and Brazil
- **Ambition of zero harm** is measured by YOY continuous improvement
- The Zero Harm metric data is **based on First Aid and Lost Time incidents**, where an injury has occurred regardless of fault
- **Trend Apr’ 2020-2022 is positive, with 30% improvement** – ongoing

JAGUAR LAND ROVER 23

Responsible business ESG and Climate Related Risk Management June 2022 Enterprise Risk Management Level 1 Sustainability Risk agreed by Audit Committee November 2022 TCFD climate related material risk scenario analysis and financial quantification July 2022 Board approves governance to dedicated quarterly Board oversight for sustainability 6 monthly report to the PLC Board tcfd task force on climate related financial disclosures May 2023 JLR Annual report published aligned to TCFD Framework Materiality Assessment with key stakeholders Jaguar land rover

SUSTAINABILITY

Current reporting frameworks

CDP

JLR discloses sustainability data to CDP, recognising the business' work in effective management of carbon and climate change risk & water security.

DOW JONES SUSTAINABILITY INDEXES

The Dow Jones Sustainability Index (DJSI) evaluates the performance of publicly trading companies selected based on long-term ESG plans

ECOVADIS

Provider of business sustainability ratings, intelligence and collaborative performance improvement tools for global supply chains. JLR is assessed using Ecovadis by some large fleet customers on its ESG performance. Scorecards provide detailed insight into environmental, social and ethical risks across 190 purchasing categories and 155 countries

DRIVE SUSTAINABILITY

Ten leading automotive companies including Jaguar Land Rover launched an initiative to identify and address sustainability issues in raw materials sourcing (including human rights, environment, working conditions and business ethics.)

ROYAL WARRANT

A mark of recognition of those supplying goods or services to the Households of HM The Queen, HRH The Duke of Edinburgh or HRH The Prince of Wales, and who have an ongoing trading arrangement, and who meet defined ethical and sustainability standards



SUPPLY CHAIN MAPPING AND REPORTING

Supply Chain transparency, resilience and risk; Modern Slavery; Cobalt and 3TG

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Third party verification of standards ISO 14001 Accreditation awarded for our effective environmental management systems IATF 16949 Accreditation awarded for the management of quality specific to the automotive industry based on ISO 9001 ISO 9001 Accreditation awarded for the management and monitoring of quality across our operations ISO 45001 Accreditation awarded for our occupational health and safety management systems BREEAMA world standard award for sustainability in buildings. Jaguar Land Rover has achieved ‘very good’ and ‘excellent’ levels for a number of its facilities LEADERSHIP IN ENERGY AND ENVIRONMENTAL DESIGN The most widely used green building rating system in the world. Jaguar Land Rover has achieved ‘gold’ standard for a number of its facilities NQC Supplier Assurance Used by Jaguar Land Rover to collect and validate supplier data and mitigate risks globally sustainability certification utac iso 14001 utac ceram nqa health & safety management ukas management systems 0015 BREEAM delivered by bre u.s. green building council leed usgbc Nqc jaguar land rover 26

SUSTAINABILITY

Transparency of reporting


JAGUAR LAND ROVER AUTOMOTIVE PLC

JLR Automotive plc (Annual Report)

Target group: Shareholders, investors and ESG analysts

- Sustainability Strategy
- Our governance and approach to risk
- Targets, performance and results
- BoD approved and externally assured


TATA MOTORS
TATA

TML Integrated Report

The TML IR is integral to our annual sustainability reporting

Tata Group Reports

Target group: Employees, governments, NGOs and society

- The Circular Economy in Action – REAL Car (REcycled ALuminium Car)
- We Dream of A Better World – 'Inspiring Tomorrow's Engineers', Closed Loop Value Chain and Natural Capital Protocol
- 'Making Waves' Water Compendium – Navigating Water Risks & Value
- Ecosystem Restoration Compendium – Sustainability at Gaydon Design Centre


CLOSING THE LOOP


BETTER WORLD


Making Waves


COMPENDIUM

Other reporting and filings

Target group: Investors and ESG analysts

- SECR – Annual report 2022 page 21
- CDP Climate Change 2022 – Jaguar Land Rover Automotive plc
- Slavery & Human Trafficking Statement 2022
- Diversity & Inclusion 5 Year Approach 2021-2026
- Gender Pay Gap Report 2021/22
- Tata Motors Limited Conflict Minerals Report 2021

JAGUAR LAND ROVER
27

Thank you jaguar land rover

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.